Rule 253(g)(2)

File No. 024-11007

Supplement, Offering Circular

Dated August 12, 2021

MED-X, INC.
8236 Remmet Avenue Canoga Park, California 91304 (818) 349-2870 www.MEDX-RX.com

$10,000,000

11,500,000 Shares of Common Stock at $0.80 per Share by the Company

1,000,000 Shares at $0.80 per Share by Selling Security Holders

Minimum Investment: 525 Shares ($420)

FORM 1-A: TIER 2

FOR SOPHISTICATED INVESTORS ONLY

Med-X, Inc. (the “Company,” “Med-X,” “we,” “us,” and “our”) is offering up to 11,500,000 shares of common stock, $0.001 par value per share, for $0.80 per share (the “Offering Price”), for gross proceeds to the Company of up to $9,200,000, before deduction of offering expenses, assuming all shares are sold. The Offering Price has been arbitrarily determined by the Company and is not based on book value, assets, earnings or any other recognizable standard of value. The Selling Security Holders (as such term is defined herein) are offering for sale a maximum of 1,000,000 shares of common stock at a fixed price of $0.80 per share for gross proceeds to them of up to $800,000. The Selling Security Holders will be entitled to keep all proceeds from the sale of their shares. This offering commenced on August 12, 2019. As of June 30, 2021, the Company had sold 3,281,216 shares of common stock for gross capital of $2,624,973, and the Selling Security Holders had sold 285,429 shares of common stock for gross proceeds of $228,343.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A FOR GENERAL INFORMATION ON INVESTING. WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

Title of each class of securities to be registered	Maximum Number of Shares to be offered	Proposed offering price per share	Proposed maximum aggregate offering proceeds	Commissions and Discounts(1)	Proceeds to Company or Seller(2)

Common Stock offered by the Company	11,500,000	$0.80	$9,200,000	(1)	$9,200,000
Common Stock offered by the Selling Security Holders	1,000,000	$0.80	$800,000	(1)	$800,000

This offering will terminate on August 12, 2022, unless terminated sooner by us in our sole discretion regardless of the amount of capital raised, or upon the sale of all securities offered by this Offering Circular (the “Sales Termination Date”). There is no minimum capital required from this offering, and therefore an initial closing and release of funds from the subscription escrow account established for the offering may occur at any funding amount. Funds released from escrow will be deposited directly into the Company’s operating account for immediate use by it, or into the subscription account for the Selling Security Holders, as the case may be, with no obligation to refund subscriptions.

___________________

(1)

The Company has entered into a Selling Agreement with Dalmore Group, LLC, (the “Selling Agent”), a registered broker-dealer licensed with the Financial Industry Regulatory Authority (“FINRA”), through which this offering of shares is being made. This Offering Circular covers a continuation of the offering which commenced on August 12, 2019. In consideration for its services, the Selling Agent receives a selling commission equal to (a) eight percent (8%) of the gross proceeds from sales of shares made to its clients or through registered dealers introduced to the offering by the Selling Agent, or (b) one percent (1%) of the gross proceeds from sales of shares made to investors introduced to the Selling Agent by the Company, including but not limited to investors who come to the Company through its posting on the crowdfunding website at www.medxinvestors.com, or investors not otherwise introduced by or through the Selling Agent. The Company has also agreed to reimburse the Selling Agent for its pre-approved, reasonable out of pocket expenses, including reasonable out of pocket fees in an amount not to exceed $5,000 which has already been paid by the Company to the Selling Agent. The Selling Agent will also receive a one-time consulting fee of $20,000 within 30 days after FINRA’s issuance of a No Objection Letter. The No Objection Letter from FINRA has been received as of April 6, 2021 and the consulting fee has been paid. The Selling Agent has entered into a subscription escrow agreement with Prime Trust, LLC (the “Escrow Agent”) where all investor subscription funds from any source will be deposited pending an initial closing and subsequent closings during the offering. The frequency of closings will be determined by agreement of the Company and the Selling Agent, and transmitted to the Escrow Agent by written notice executed by both the Company and the Selling Agent. We terminated our Posting Agreement with StartEngine Crowdfunding, Inc. in February 2020, and now directly host the portal on which this offering is being made. We pay fees to the Escrow Agent. We indemnify participating broker-dealers and others with respect to disclosures made in the Offering Circular…

(2)

The amounts shown are before deducting organization and offering costs to us, which include posting and administrative fees charged by StartEngine through termination of its Posting Agreement with us in January 2020, escrow fees, and legal, accounting, printing, due diligence, marketing, consulting, selling commissions, blue sky compliance, and other costs incurred in the offering of the shares. We estimate total offering costs to be approximately 9.1% of total offering proceeds, assuming that a one percent (1%) selling commission (rather than eight percent (8%)) applies to a significant portion of the gross proceeds of the offering. See “USE OF PROCEEDS” and “PLAN OF DISTRIBUTION.”

(3)

The shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment from a limited number of subscribers. “TERMS OF THE OFFERING.”

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Subscription Period

The offering of shares will terminate on August 12, 2022, unless we terminate the offering sooner in our sole discretion regardless of the amount of capital raised (the “Sales Termination Date”). The Sales Termination Date may occur prior to August 12, 2022 if subscriptions for the maximum number of shares have been received and accepted by us before such date. Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in Med-X.

Subscription Procedures

Completed and signed subscription documents and subscription checks should be sent to Prime Trust, LLC Escrow Account for Med-X, Inc. at the following address: 10890 S. Eastern Avenue, Suite 114, Henderson, Nevada 89052, unless the investment is made through our crowdfunding platform hosted by us directly at www.medxinvestor.com, in which case the subscription procedures on the website for the offering should be utilized. In any event, subscription checks should be made payable to “Prime Trust, LLC Escrow Account for Med-X, Inc.” If a subscription is rejected, all funds will be returned to subscribers within one business day of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber.

In order to subscribe for shares on the Med-X, Inc. portal, investors should access the website at www.medxinvestor.com, then click on the Invest Now button which will reveal an investment form to be completed by the investor. The form includes a request for payment type from the investor. The investor may pay for the shares by either ACH or wire transfer. In either case sufficient investor banking information is required to be provided on the investment form to enable payment to be facilitated. The investor should fill in the form with the information requested, and electronically sign it pursuant to which he agrees to all of the terms and conditions of the Subscription Agreement. By then pressing the Submit button, the investor completes the subscription and payment process.

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PLAN OF DISTRIBUTION

We are offering, at an offering price of $0.80 per share (the “Offering Price”), 11,500,000 shares of our common stock (the “Offered Shares”) for up to $9,200,000. The Selling Stockholder’s are offering 1,000,000 of our common stock at the Offering Price for up to $800,000, which proceeds shall go directly to the Selling Stockholders. The Company and the Selling Security Holders have the right to agree on any order of sale of their respective shares in this offering, as subscriptions are received, as they determine in their discretion.

The minimum number of Offered Shares that a prospective investor may purchase is 525 shares for a subscription price of $420.00.

All of our shares of common stock are being offered on a “best efforts” basis under Regulation A+ of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The offering will terminate on the first to occur of (i) the date on which all 12,500,000 shares are sold, or (ii) August 12, 2022, unless terminated sooner by us in our sole discretion with respect to the Company’s shares offered hereby, or by the Selling Security Holders in their sole discretion with respect to shares offered by them in this offering, regardless of the amount of capital raised (in each case, the “Termination Date”). The Selling Agent (as defined below) has entered into a subscription escrow agreement with Prime Trust, LLC (the “Escrow Agent”) where all investor subscription funds from any source are deposited pending an initial closing (which occurred on or about August 15, 2019), and subsequent closings during the offering. The frequency of closings will be determined by agreement of the Company and the Selling Agent, and transmitted to the Escrow Agent by written notice executed by both the Company and the Selling Agent.

On February 23, 2021, the Company engaged The Dalmore Group, LLC, a registered broker/dealer, as its managing selling agent (the “Selling Agent”), pursuant to the terms of a Broker Dealer Agreement (the “Agreement”). The Selling Agent may engage one or more sub-selling agents or selected dealers. Under the terms of its Agreement with the Company, neither the Selling Agent nor sub-selling agents, if any, are obligated to purchase any of the shares of common stock being offered by the Company or the Selling Security Holders in this offering, and are not required to sell any specific number or dollar amount of such shares in the offering.

Under the terms of its Agreement with the Selling Agent, the Company has agreed to pay the Selling Agent a commission and fee equal to (1) an initial retainer equal to $5,000 to reimburse the Selling Agent for its legal expenses, which has been paid, (2) $20,000 service fee to be paid to the Selling Agent within 30 days of the commencement of this offering , which has been paid and (3) a selling commission equal to (a) eight percent (8%) of the gross proceeds from sales of shares made to its clients or through registered dealers introduced to the offering by the Selling Agent, or (b) one percent (1%) of the gross proceeds from sales of shares made to investors introduced to the Selling Agent by the Company, including but not limited to investors who come to the Company through its posting on the Company’s crowdfunding website at www.medxinvestors.com, or otherwise are not introduced by the Selling Agent. The Company has also agreed to reimburse the Selling Agent for its reasonable pre-approved out of pocket expenses, including reasonable attorneys’ fees, in an amount not to exceed $5,000.

The Selling Agent and participating broker-dealers, if any, and others will be indemnified by the Company with respect to the offering and the disclosures made by the Company in its Form 1-A and related Offering Circular.

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SUBSCRIPTION AGREEMENT

Name of Investor: ___________________________________________

(Print)

Prime Trust, LLC, Escrow Agent for Med-X, Inc.

10890 S. Eastern Avenue, Suite 114

Henderson, Nevada 89052

Re:	MED-X, INC. – 12,500,000 Shares of Common Stock (the “Shares”)

Gentlemen:

1. Subscription. The undersigned hereby tenders this subscription and applies to purchase the number of Shares in Med-X, Inc., a Nevada corporation (the “Company”) indicated below, pursuant to the terms of this Subscription Agreement. The purchase price of each Share is eighty cents ($0.80), payable in cash in full upon subscription. The undersigned further sets forth statements upon which you may rely to determine the suitability of the undersigned to purchase the Shares. The undersigned understands that the Shares are being offered pursuant to the Offering Circular, dated August 12, 2021 and its exhibits (the “Offering Circular”). In connection with this subscription, the undersigned represents and warrants that the personal, business and financial information contained in the Purchaser Questionnaire is complete and accurate, and presents a true statement of the undersigned’s financial condition.

2. Representations and Understandings. The undersigned hereby makes the following representations, warranties and agreements and confirms the following understandings:

(i) The undersigned has received a copy of the Offering Circular, has reviewed it carefully, and has had an opportunity to question representatives of the Company and obtain such additional information concerning the Company as the undersigned requested.

(ii) The undersigned has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of the undersigned’s investment, and to make an informed decision relating thereto; or the undersigned has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the undersigned’s investment, and to make an informed decision relating thereto.

(iii) The undersigned has evaluated the risks of this investment in the Company, including those risks particularly described in the Offering Circular, and has determined that the investment is suitable for him. The undersigned has adequate financial resources for an investment of this character, and at this time he could bear a complete loss of his investment. The undersigned understands that any projections which may be made in the Offering Circular are mere estimates and may not reflect the actual results of the Company’s operations.

(iv) The undersigned understands that the Shares are not being registered under the Securities Act of 1933, as amended (the “1933 Act”) on the ground that the issuance thereof is exempt under Regulation A of Section 3(b) of the 1933 Act, and that reliance on such exemption is predicated in part on the truth and accuracy of the undersigned’s representations and warranties, and those of the other purchasers of Shares.

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